Exhibit 99.1

ASX Release

SYDNEY, 26 August 2016, ASX: MKB

MOKO APPOINTS ADVISOR, REVIEWS STRATEGIC OPTIONS

Highlights

•     MOKO Board undertaking review of strategic options for company’s future

•     District Capital Partners appointed as advisor

SYDNEY, 26 August 2016 — MOKO Social Media (ASX: MKB) (MOKO) today announced it is undertaking a review of strategic options for the future of the company and has appointed District Capital Partners (DCP) to advise on alternatives and assist with the process.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia

DCP is a financial advisory firm that specializes in M&A transaction execution and corporate finance services. They will be reviewing all possibilities including the potential sale of the company.

MOKO Chairman Mr Greg McCann said, “The MOKO Board is reviewing options to enhance shareholder value and we believe DCP’s expertise will help us with this process.

“We will assess any proposals received and assess whether they might deliver superior shareholder value compared with the company continuing to execute its business plan on a standalone basis.

“There is no defined timeline and no certainty that the evaluation will result in transaction.

“We will keep the market informed.”

For more information contact Vaughan Partners

•	Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au
•	Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO provides innovative apps that help US college and high school sports communities engage and interact. With a presence at 1,200 colleges and more than 3,400 high schools in the US, MOKO occupies a market-leading position in sports management and recreation center administration. MOKO accesses the market through exclusive agreements with the largest college and high school sports data providers in the US.

MOKO’s apps include the award-winning college sports management app REC*IT, campus fitness app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT. MOKO is continually updating and enhancing its products to meet the needs of the student sport community.

The US student market is highly desired by advertisers and MOKO is generating revenue and targeting generating revenue through a strategy that combines subscriptions, advertising, partnerships and promotions.

About District Capital Partners

District Capital Partners is a financial advisory firm that specializes in M&A transaction execution and corporate finance services, informed by a unique balance of both “in house” and pure advisory experience. With over $350 billion of transaction experience, DCP serves as both partner and advisor, addressing a variety of client needs relating to M&A advisory, corporate development and strategy. DCP is headquartered in Washington, DC and works with client partners across a variety of industries and geographic regions. For more information, please visit www.districtcapitalpartners.com or email info@districtcapitalpartners.com.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.